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                             NATHAN'S FAMOUS, INC.

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

     A Special Meeting of Stockholders of Nathan's Famous, Inc., a Delaware corporation, will be held at the deSeversky Conference Center, Northern Boulevard, Old Westbury, New York on Tuesday, September 28, 1999 at 10:00 a.m., local time, to consider and vote on the following matters:

          1. Approval and adoption of the Agreement and Plan of Merger, dated as of January 15, 1999, as amended, by and among Miami Subs Corporation, Nathans and Miami Acquisition Corp., a wholly-owned subsidiary of Nathans, under which:

             (A) Miami Acquisition Corp. will merge with and into Miami Subs, and as a result Miami Subs will become a wholly-owned subsidiary of Nathans,

             (B) each outstanding share of Miami Subs common stock will be converted into the right to receive a fraction of a share of Nathans common stock having a value of $2.068, but no more than one share of Nathans common stock for each two shares of Miami Subs, except that shares held by Nathans or in the treasury of Miami Subs and shares with respect to which dissenters' rights are properly exercised will not be converted, and

             (C) one warrant to purchase one share of Nathans common stock at an exercise price of $6.00 will be granted to a Miami Subs shareholder for each four shares of Nathans common stock the shareholder is entitled to receive.

          2. Approval of an amendment to Nathans' certificate of incorporation to increase the number of authorized shares of Nathans common stock to 30,000,000 from 20,000,000, subject to and upon consummation of the merger.

          3. Any other matters that properly come before the meeting or any adjournment or postponement of the meeting.

     Stockholders of record of Nathans common stock at the close of business on July 30, 1999, are entitled to notice of, and to vote at the meeting or at any adjournment or postponement of the meeting with respect to the proposals described above. A list of these stockholders will be available for inspection by any stockholder for ten days preceding the meeting at the office of the Secretary of Nathans, 1400 Old Country Road, Westbury, New York, and will be available for inspection at the meeting itself. Approval of these proposals requires the affirmative vote of the holders of a majority of the shares of Nathans common stock outstanding as of the record date.

     The board of directors of Nathans unanimously recommends that you vote in favor of the above proposals, which are described in detail in the attached joint proxy
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statement/prospectus. Please sign, date and promptly return the enclosed proxy card in the enclosed postage paid envelope, whether or not you expect to attend the meeting.

                                          By Order of the Board of Directors
                                          Ronald G. DeVos
                                          Secretary

Westbury, New York
August 19, 1999

WHETHER OR NOT YOU EXPECT TO ATTEND THE NATHANS MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ENSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.